40-33

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SN-02756
(AIM High Yield)
Branch 16

August 23, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2007
WASH. D.C.
185

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

PROCESSED
SEP 11 2007
THOMSON FINANCIAL

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-082307SEC.doc
082207 jc

07060177

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Pleading** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Kimberly Garber, SEC – Fort Worth
Mr. Sandra Gonzalez, SEC – Fort Worth

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-082307SEC.doc
082207 jc

POLLACK & KAMINSKY

114 WEST 47TH STREET, NEW YORK, NEW YORK 10036
TEL: (212) 575-4700
FAX: (212) 575-6560

DANIEL A. POLLACK
MARTIN I. KAMINSKY
EDWARD T. MCDERMOTT

W. HANS KOBELT
JUSTIN CHU
ANTHONY ZACCARIA

August 21, 2007

***By Hand and by electronic filing***

Honorable Keith P. Ellison
United States District Court
Southern District of Texas
515 Rusk Avenue
Houston, Texas 77002

re: Boyce v. AIM Management Group, Inc., et al.
Civil Action No. 04cv2587

Dear Judge Ellison:

On August 14, Judge Batts of the Southern District of New York dismissed three class actions charging excessive fees under § 36(b) — she did so with prejudice and without leave to re-plead.

Portions of her Memorandum and Order, copy enclosed herewith, are directly on point on our pending Motion to Dismiss the Third Derivative Consolidated Amended Complaint in Boyce. See particularly pp. 36-49 where Judge Batts analyzes and rejects, as legally insufficient to state a claim under § 36(b), the same or very similar allegations as those made by Plaintiffs in Boyce.

Respectfully,

Daniel A. Pollack
Counsel for Defendants

cc: Counsel for Plaintiffs
(by electronic filing)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
----------------------------------X

In re SCUDDER MUTUAL FUNDS FEE LITIGATION

04 Civ. 1921 (DAB)
MEMORANDUM & ORDER

This Document Relates To:
All Actions

----------------------------------X

DEBORAH A. BATTS, United States District Judge.

This matter consists of three class actions - Walker v. Deutsche Bank, AG, et al., No. 04 Civ. 1921 (DAB), filed on March 10, 2004; IRA FBO Mazza v. Deutsche Bank, AG, et al., No. 04 Civ. 3501 (DAB) filed on May 6, 2004; and Icardo & Icardo v. Deutsche Bank, AG, et al., No. 04 Civ. 3637 (DAB) filed on May 12, 2004. These actions were consolidated by Order of this Court on September 6, 2005. On December 20, 2005, Plaintiffs Walker, IRA FBO Mazza, and Michael and Nancy Icardo filed a Consolidated Amended Complaint ("Complaint") on behalf of themselves and all others similarly situated to them.[1] The Consolidated Amended Complaint alleges that Defendants charged excessive fees to mutual fund shareholders contrary to Sections 36(b) and 48(a) of the Investment Company Act. See 15 U.S.C. §§ 80a-35(b) & 80a-47(a). On March 31, 2006, Defendants moved to dismiss the

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[1] As of the date of this Order, Plaintiffs have not filed a Motion for Class Certification.

Complaint pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure. Plaintiffs oppose Defendants' Motion.[2]

For the reasons contained herein, Defendants' Motion to Dismiss is GRANTED.

## I. BACKGROUND

### A. The Parties

For purposes of this Motion, the Court accepts the allegations in the Complaint as true.

Defendant Deutsche Bank, AG ("Deutsche Bank") is a financial services firm based in Germany. (Compl. ¶ 18.) According to the Complaint, it provides asset management, banking, and insurance services, among other things. (Id.) Plaintiffs assert that Deutsche Bank acquired Defendant Scudder Investments in 2002 (Compl. ¶ 31), and that it conducts its asset management

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[2] Without seeking prior permission, Plaintiffs followed Defendants' Reply to Plaintiffs' Opposition with a letter brief submitted to Chambers. Defendants responded to Plaintiffs' letter, and requested that their letter be filed with the Clerk of Court. Because Plaintiffs did not request to file the letter to which Defendants responded, because it is not the practice of this Court to permit parties to engage in sur-replies and sur-sur-replies, and because letters generally are not filed on the Clerk's docket, see Individual Practices of Judge Deborah A. Batts, § I.A ("LETTERS ADDRESSED TO THE COURT ARE TO BE SENT DIRECTLY TO CHAMBERS AND ARE NOT TO BE FILED ELECTRONICALLY.") (caps supplied), Defendants' request to file formally their October 19, 2006 letter and November 3, 2006 letter is hereby DENIED.

activities in this country "under the marketing name 'Deutsche Asset Management'". (Id.) Plaintiffs further assert that Deutsche Asset Management is "a global asset management organization and is also the marketing name for the asset management activities of [Defendants] Deutsche Investment Management Americas, Inc., Deutsche Asset Management, Inc., . . . Scudder Investments", and other entities not named as parties herein. (Id.)

Defendants Deutsche Investment Management Americas, Inc. ["Deutsche Investment Management"], Deutsche Asset Management, Inc. ["Deutsche Asset Management"], and Scudder Investments are registered investment advisers (Compl. ¶¶ 19-21), and are hereinafter referred to as the "Investment Adviser Defendants" or "Adviser Defendants". Upon Defendant Deutsche Bank's acquisition of Scudder Investments in 2002 (Compl. ¶ 2), the Adviser Defendants began acting as the investment advisers to various mutual funds (collectively referred to as "Scudder Funds" or "Funds") (Compl. ¶¶ 19-21).[3]

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[3] The Scudder Funds were named as Nominal Defendants in each of Plaintiffs' three actions prior to their consolidation. However, Plaintiffs did not name the Funds as Nominal Defendants in their Consolidated Amended Complaint.

The Funds listed as Nominal Defendants in the pre-consolidated Complaints were: Scudder 21st Century Growth Fund, Scudder Aggressive Growth Fund, Scudder Blue Chip Fund, Scudder California Tax-Free Income Fund, Scudder Capital Growth Fund,

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Scudder Cash Reserves Fund, Scudder Contrarian Fund, Scudder Dynamic Growth Fund, Scudder Eafe Equity Index Fund, Scudder Emerging Markets Growth Fund, Scudder Emerging Markets Income Fund, Scudder Equity 500 Index Fund, Scudder European Equity Fund, Scudder Fixed Income Fund, Scudder Flag Investors Communications Fund, Scudder Flag Investors Equity Partners Fund, Scudder Flag Investors Value Builder Fund, Scudder Florida Tax-Free Income Fund, Scudder Focus Value and Growth Fund, Scudder Global Biotechnology Fund, Scudder Global Bond Fund, Scudder Global Discovery Fund, Scudder Global Fund, Scudder Gold & Precious Metals Fund, Scudder Greater Europe Growth Fund, Scudder Growth & Income Fund, Scudder Growth Fund, Scudder Health Care Fund, Scudder High Income Fund, Scudder High Income Opportunity Fund, Scudder High Income Plus Fund, Scudder High Yield Tax-Free Fund, Scudder Income Fund, Scudder Intermediate Tax/Amt Free Fund, Scudder International Equity Fund, Scudder International Fund, Scudder International Select Equity Fund, Scudder Japanese Equity Fund, Scudder Large Company Growth Fund, Scudder Large Company Value Fund, Scudder Latin America Fund, Scudder Lifecycle Long Range Fund, Scudder Lifecycle Mid Range Fund, Scudder Lifecycle Short Range Fund, Scudder Managed Municipal Bond Fund, Scudder Massachusetts Tax-Free Fund, Scudder Micro Cap Fund, Scudder Mid Cap Fund, Scudder Municipal Bond Fund, Scudder New Europe Fund, Scudder New York Tax-Free Income Fund, Scudder Pacific Opportunities Fund, Scudder Pathway Conservative Portfolio, Scudder Pathway Growth Portfolio, Scudder Pathway Moderate Portfolio, Scudder Preservationplus Fund, Scudder Preservationplus Income Fund, Scudder Retirement Fund Series V, Scudder Retirement Fund Series VI, Scudder Retirement Fund Series VII, Scudder S&P 500 Stock Fund, Scudder Select 500 Fund, Scudder Short Duration Fund, Scudder Short Term Bond Fund, Scudder Short Term Municipal Bond Fund, Scudder Small Cap Fund, Scudder Small Company Stock Fund, Scudder Small Company Value Fund, Scudder Strategic Growth Fund, Scudder Strategic Income Fund, Scudder Target 2010 Fund, Scudder Target 2011 Fund, Scudder Target 2012 Fund, Scudder Target 2013 Fund, Scudder Tax Advantaged Dividend Fund, Scudder Technology Fund, Scudder Technology Innovation Fund, Scudder Top 50 US Fund, Scudder Total Return Fund, Scudder US Bond Index Fund, Scudder US Government Securities Fund, Scudder Worldwide 2004 Fund, Scudder-Dreman Financial Services Fund, Scudder-Dreman High Return Equity Fund, Scudder-Dreman Small Cap Value Fund, and Scudder-Rreef Real Estate Securities Fund.

Deutsche Bank's acquisition of Scudder Investments allegedly led to a considerable outflow of portfolio managers, leaving "skippers who lack experience" at the helm of various Scudder Funds. (Compl. ¶ 31, quoting Morningstar; Compl. ¶¶ 34-36.) As a result, the Funds' overall performance allegedly lagged at least two major competitors between May 1, 2002 and May 31, 2004. (Compl. ¶ 33.) Plaintiffs also cite a newspaper article which reported that "Scudder experienced an outflow of $35 billion in assets because of the perception that the company is poorly managed." (Compl. ¶ 32, citing Brett Arends, Deutsche Bank Set to Sink Famous Hub Fund Firm, Boston Herald, Nov. 29, 2005.)

Plaintiffs further allege that Defendant Scudder Distributors, Inc. ("Scudder Distributors" or "Distributor Defendant") is an affiliate of Deutsche Asset Management. (Compl. ¶ 23.) According to the Complaint, Scudder Distributors is "the principal underwriter and distributor of shares of most of Scudder Investments' U.S.-registered open-end mutual funds". (Compl. ¶ 23.)

Plaintiffs Aaron Walker ("Walker"), IRA FBO Louis P. Mazza ("Mazza"), and Michael and Nancy Icardo ("the Icardos") (collectively referred to as "Named Plaintiffs") hold shares or units of certain Scudder Funds. Walker holds shares or units of the Scudder Blue Chip Class A Fund ("Blue Chip Fund") (Compl. ¶

15); Mazza holds shares or units of the Scudder Preservation Plus Income Fund[4] ("Limited-Duration Fund") (Compl. ¶ 16); and the Icardos hold shares or units of the Scudder Total Return Fund ("Total Return Fund") (Compl. ¶ 17).

B. <u>The Fees</u>

The crux of the Complaint pertains to Defendants' charging allegedly excessive fees not only to the Blue Chip Fund, the Limited-Duration Fund, and the Total Return Fund, but also to the whole family of Scudder Funds. Named Plaintiffs seek to bring this suit on behalf of putative class members who own shares in all of the Scudder Funds which allegedly were charged excessive fees.

According to Plaintiffs, investment advisers typically charge fees to the mutual funds they service. (Compl. ¶ 24.) Types of fees - all of which Defendants allegedly charged to the Scudder Funds - include investment advisory fees, Rule 12b-1 fees, service fees, and administrative fees. (Compl. ¶¶ 25-27.) The Complaint states that investment advisory fees are paid to investment advisers to cover the expense of managing investors' portfolios, "i.e., choosing the securities in which a mutual fund

[4] Plaintiffs state that this Fund is now named the Scudder Limited-Duration Plus Fund. (Compl. ¶ 16 n.1.)

should invest." (Compl. ¶ 25.) According to the Complaint, Rule 12b-1 fees cover marketing and sales costs, including compensation to brokers, payments for advertising, and the cost of publishing literature for new and potential investors. (Compl. ¶ 26.) The Complaint goes on to describe service and administrative fees as "fees paid to persons to respond to investor inquiries and provide investors with information about their investments." (Compl. ¶ 27.) All of these fees, Plaintiffs aver, are the main sources of revenue for investment advisers. (Compl. ¶ 28.)

Plaintiffs allege that because, among other reasons, the Investment Adviser Defendants had a closely interlinked relationship with the Scudder Funds' Boards of Trustees, the fees charged to the Funds were excessive. (Compl. ¶¶ 83-92.) Many Trustees allegedly were current or former employees of the Investment Adviser Defendants, thereby creating an alleged conflict between the interest in siphoning fees from shareholders to induce brokers to sell the Funds' shares, and the interest in attaining a high net asset value for the investors' shares. (Compl. ¶¶ 88-90.)

This conflict, Plaintiffs claim, is embodied in many of Defendants' alleged practices, including improperly applied revenue-sharing arrangements, soft-dollar kickbacks, and the alleged failure to pass on economies of scale. Plaintiffs also allege various statistics like expense ratios, which they claim demonstrate that Defendants' fees were excessive.

(1) Defendants' Alleged Practices

(a) Alleged Revenue-Sharing

The Adviser Defendants allegedly formed revenue-sharing arrangements with brokers. Those arrangements directed the advisers to compensate brokers for selling the Funds' shares. (Compl. ¶ 41.) Plaintiffs allege that Defendants executed these agreements to ramp up sales of shares to make up for losses incurred after Deutsche Bank acquired Scudder Investments. The Adviser Defendants allegedly used part of the Funds' advisory fees to recoup for payments made to brokers under these revenue-sharing arrangements. (Compl. ¶ 46.) Plaintiffs assert that applying the advisory fees to this purpose is an atypical practice "condemned" by the industry because it gives an incentive to brokers to expand their marketing efforts at the investor's expense. (Compl. ¶ 48-50.)

(b) Alleged Soft-Dollar Kickbacks

According to the Complaint, Defendants also did not adjust distribution fees to compensate for payments made to brokers for "additional services". (Compl. ¶ 59.) Defendants allegedly used some of the Funds' assets to pay brokers for such additional services, even though the services did not pertain directly to the sale and purchase of shares. (Compl. ¶ 59.) Plaintiffs do not allege that these payments - known in the industry as "Soft Dollar" payments - were improper. (Compl. ¶ 59.) What Plaintiffs do argue was improper was Defendants' alleged failure to decrease the distribution fees to compensate for any assets lost by the Funds as a result of these "Soft Dollar" payments. (Compl. ¶ 59.) The failure to reduce the fees allegedly resulted in a windfall both to the Investment Adviser Defendants and the Distributor Defendant. (Compl. ¶¶ 59-60.) Plaintiffs note that the NASD allegedly fined other investment companies that used mutual fund assets to fulfill revenue-sharing obligations with brokers. (Compl. ¶ 61.)

(c) Economies of Scale

The Complaint further states that the fees charged to the Scudder Funds stayed the same or increased, even though economies of scale[5] were achieved by the Defendants. (Compl. ¶¶ 70-74.)

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[5] An economy of scale is a "decline in a product's per-unit production cost resulting from increased output, [usually] due to increased production facilities; savings resulting from the greater efficiency of large-scale processes." Black's Law

According to Plaintiffs, the benefits reaped by Defendants from the economies of scale should have been, but were not, passed on to Plaintiffs in the form of decreased fees. (Compl. ¶¶ 70-74.) Plaintiffs explain their position in the Complaint:

> Defendants' incremental costs of providing services to the Funds were nominal. The additional fees received by Defendants were disproportionate given that the nature, quality and level of services remained the same. On a per share basis, it does not cost more to manage additional assets in a growing fund because economies of scale occur on both the fund complex and portfolio level for various costs incurred. For example, many of the costs, such as the costs of research for a particular investment, remain fixed regardless of the amount of assets in a given fund devoted to that investment.

(Compl. ¶ 70.) Plaintiffs advance this theory by citing in their Complaint to a recommendation by SEC, which states that:

> [I]f the fund or fund family is experiencing economies of scale, fund Directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees or that the adviser provide additional services under the advisory contract . . . .

(Compl. ¶ 72, citing SEC, Division of Investment Management: Report on Mutual Fund Fees and Expenses, at B1 (Dec. 2000), available at http://www.sec.gov/news/studies/feestudy.htm.)

As an alleged example of how Defendants achieved economies

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Dictionary (8th ed. 2004).

of scale, Plaintiffs state that the assets of the Class A shares in the Scudder Growth and Income Fund[6] increased from $23 million in 2000 to $32 million in 2003, even though the net asset value per share of the fund allegedly fell from $26.86 in 2000 to $18.04 in 2003. (Compl. ¶ 72.) Plaintiffs further allege that in 1989, "Scudder had $15.3 billion net assets under management, which increased to $55.6 billion by 2004. However, the expense ratio had increased dramatically from .73 in 1989 to 1.03 in 2004." (Compl. ¶ 73.) Plaintiffs also allege that a Defendant employee who tried to pass on economies of scale to Fund investors believes he was terminated for doing so. (Compl. ¶ 74.)

(d) Fees as Allegedly Inaccurate Reflection of Services

Plaintiffs allege that "the investment advisory fees charged to the Funds remained the same or increased while the quality and nature of services deteriorated". (Compl. ¶ 37.) For example, the investment advisory fee for the Scudder Total Return Fund allegedly increased from .53 in 2001 to .54 in 2003 (Compl. ¶ 37); and the investment advisory fee for the Scudder Blue Chip

[6] The Scudder Growth & Income Fund is not a Fund in which any Named Plaintiff is alleged to hold shares.

Fund allegedly increased from .55 in 2001 to .56 as of September 6, 2005 (Compl. ¶ 38). Plaintiffs contend that the increases in fees, however slight those increases may have been, did not reflect properly the deterioration of Defendants' services which occurred when Defendant Deutsche Bank acquired Scudder in 2002 and allegedly transferred managerial responsibilities to less experienced employees. (Compl. ¶ 31.)

(e) Alleged Failure to Adhere to Rule 12b-1 Requirements

According to Plaintiffs, the Investment Adviser Defendants also charged excessive 12b-1 fees. Rule 12b-1, 17 C.F.R. § 270.12b-1(e), permits investment companies to charge fees to cover distribution costs, but only if the company's Board of Directors concludes that there is a reasonable likelihood that its distribution plan will benefit the shareholders.[7] (Compl. ¶ 55, citing 17 C.F.R. § 270.12b-1(e).) Plaintiffs allege that

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[7] Rule 12b-1 also requires an investment company acting as a distributor to make payments in connection with such distribution only pursuant to a written plan describing all material aspects of the proposed financing of distribution. 17 C.F.R. § 270.12. Such plan must be, inter alia, approved by a vote of at least a majority of the outstanding voting securities of such company; and must be approved by a vote of the board of directors of such company, and of the directors who are not interested persons of the company and have no direct or indirect financial interest in the operation of the plan. Id.

the Defendants' Boards of Directors could not have made such a finding because the investors never benefitted from the revenue-sharing arrangements or from any other aspects of the distribution plan. (Compl. ¶ 57.) Plaintiffs argue that as a result, any Rule 12b-1 fees charged to the Funds were inherently excessive.[8]

(f) Allegedly Excessive Service and Administrative Fees

Plaintiffs also allege that the service and administrative fees charged to the Funds were excessive. Plaintiffs allege that the administrative fees charged to the Scudder Funds in 2003 was 0.25%, but that the average administrative fee for all mutual funds during that same year was 0.1888%. (Compl. ¶ 82.) Referencing a specific Fund, Plaintiffs allege that the administrative fees paid by Total Return Fund investors in 2000 was $3,826,613.00; in 2001, they allege that the Fund's administrative fees were $2,993,793.00; and in 2002,

[8] Plaintiffs also allege that even though Defendants applied the costs borne by the revenue-sharing arrangements to advisory fees, those costs actually were related to distribution and therefore should have adhered to the guidelines for Rule 12b-1 fees. The erroneous classification of these fees, according to Plaintiffs, constituted an improper conversion of distribution fees into advisory fees, thereby allowing Defendants to elude the requirements of Rule 12b-1 altogether. (Compl. ¶ 54.)

$6,596,452.00. (Compl. ¶ 77.)

Plaintiffs allege that these fees were excessive not only because they failed to account for economies of scale, but also because they were duplicative. (Compl. ¶¶ 78-80.) As an example of this alleged doubling of fees, Plaintiffs cite a July 2001 agreement between the Blue Chip Fund and Adviser Defendant Scudder Investments, which provided for some administrative functions to be conducted by Scudder Investments:

> Subject to the general supervision of the Board of Trustees of the Fund, the Administrator shall provide or procure all organizational, administrative and other services reasonably necessary for the operation of the Series and certain other services reasonably necessary for the operation of the Series and other services.

(Compl. ¶ 78.) Plaintiffs go on to cite a July 2001 agreement between the Blue Chip Fund and Scudder Distributors, which provided for some administrative services to be provided by Scudder Distributors:

> The fund hereby appoints Scudder Distributors, Inc. (SDI) to provide information and administrative services for the benefit of the Fund and shareholders of Class A, Class B, and Class C shares of each series of the Fund . . . . [T]he Fund and SDI agree that the administrative fee will be computed at an annual rate of .25 of 1% based upon the average daily net assets with respect to which a Firm other than SDI provided administrative services and .15 of 1% based upon the average daily net assets with respect to which SDI provides administrative services.

(Compl. ¶¶ 79-80.) Plaintiffs state that "[v]arious other Funds, such as Scudder Gold & Precious Metal Funds [sic]"[9] had similar agreements for allegedly duplicative fees. (Compl. ¶ 81.)

(2) Expense Ratios

Plaintiffs refer to the Funds' expense ratios[10] to demonstrate how all of these alleged practices by Defendants resulted in excessive fees. The Complaint states that the Blue Chip Fund's expense ratio was 1.13%, which allegedly was higher than the expense ratios of at least three peer large blend funds[11] recommended by Morningstar. (See Compl. ¶ 63, citing the expense ratio of Selected American Shares as 0.92%, the expense ratio of Vanguard PRIMECAP as 0.46%, and the expense ratio of the Vanguard 500 Index as 0.18%.) The Blue Chip Fund's expense ratio was also allegedly higher than the expense ratios of at least two large blend funds which Morningstar found most similar to "Scudder [sic]". (See Compl. ¶ 63, citing the expense ratios of Gartmore Nationwide as .82% and the expense ratio of Pioneer A as

[9] The Scudder Gold & Precious Metal Funds are not Funds in which any Named Plaintiff is alleged to hold shares.

[10] An expense ratio is the "proportion or ratio of expenses to income". Black's Law Dictionary (8th ed., 2004.)

[11] According to the Complaint, "large blend funds are a category of funds that are mostly comprised of large cap stocks mixed with growth and value stocks". (Compl. ¶ 63 n.3.)

1.06%.)

The Complaint further states that the Total Return Fund's expense ratio was 1.03%, which allegedly was higher than at least two peer moderate allocation funds[12] recommended by Morningstar. (See Compl. ¶ 64, citing the expense ratio for Pax World Balanced as 0.95% and the expense ratio for Dodge & Cox Balanced as 0.54%). The Total Return Fund's expense ratio also allegedly is higher than the expense ratios for at least one moderate allocation fund that Morningstar found most similar to "Scudder [sic]". (See Compl. ¶ 64, citing the expense ratio for T. Rowe Price Balanced as 0.71%.) As for the Limited-Duration Fund, its alleged 1% expense ratio was, according to the Complaint, higher than at least one similar short-term bond fund recommended by Morningstar (see Compl. ¶ 65, citing Vanguard Short-Term Bond Index' expense ratio as 0.18%), and higher than at least four short-term bond funds which Morningstar found most similar to "Scudder [sic]" (see Compl. ¶ 65, citing WM Short Term IncomeA's expense ratio as 0.83%, First American Short Term's expense ratio as 0.75%, USAA Short Term Bond's expense ratio as 0.56%, and Vanguard Short Term Investment's expense ratio as 0.18%).

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[12] The Complaint alleges that "[m]oderate allocation funds are a category of funds which have investments in over 50% equity and the rest in fixed income." (Compl. ¶ 64 n.4.)

Plaintiffs offer the difference between the alleged expense ratios for institutional investors and the alleged expense ratios for individual retail investors as another indicator that Defendants charged excessive fees to investors without arm's-length bargaining power. (Compl. ¶ 67.) Specifically, Plaintiffs state that the expense ratio for shares of the Blue Chip Fund held by individual retail investors was 1.13% whereas the expense ratio for shares of the same fund held by institutional investors was 0.74%. (Compl. ¶ 68.) Plaintiffs further assert that the expense ratio for Total Return Fund shares held by individuals was 1.03%, but that the expense ratio for that same fund's shares held by institutions was 0.69%. (Compl. ¶ 68.) Finally, individual investors of the Limited-Duration Plus Fund allegedly paid fees according to an expense ratio of 1.45%, while institutional investors in the same fund allegedly paid fees according to a 1.00% expense ratio. (Compl. ¶ 68.) According to the Complaint, these differences mean that the fees of individual investors like Plaintiffs could not reasonably have been the fruit of arm's-length negotiations.

C. The Present Motion

Count One, which is against the Investment Adviser Defendants and the Distributor Defendant, alleges violations of

Section 36(b) of the Investment Company Act ("Section 36(b)") for charging excessive fees to the Scudder Funds' investors. (Compl. ¶¶ 99-103.) Defendants seek dismissal of this claim, arguing that: (1) Plaintiffs have improperly brought a direct, rather than derivative, Section 36(b) claim (Defs.' Mem. Law at 7-8); (2) Plaintiffs have not alleged conduct within the relevant time period (Id. at 8-11); and (3) Plaintiffs have not asserted circumstances which, even if true, would constitute excessive fees (Id. at 11-16).

Count Two, which is against Defendant Deutsche Bank, alleges violations of Section 48(a) of the Investment Company Act ("Section 48(a)") for directly and indirectly causing the Investment Adviser Defendants and Distributor Defendant to charge excessive fees in violation of Section 36(b). (Compl. ¶¶ 104-09.) Defendants seek dismissal of this claim, arguing that Congress did not create a private right of action under Section 48(a). (Defs.' Mem. Law at 17.) Alternatively, Defendants contend that: (1) Plaintiffs have improperly brought a direct, rather than derivative, action (Id. at 17-18); (2) Plaintiffs have failed either to make a demand on the Funds to bring suit or to demonstrate that such demand would be futile (Id. at 18-20); (3) Plaintiffs have not sufficiently pled a relationship of control between Deutsche Bank and the other Defendants (Id. at

20-21); and (4) Plaintiffs have not sufficiently pled circumstances giving rise to a Section 36(b) violation which is a precondition for their Section 48(a) claim (Id. at 21).

Defendants also seek dismissal of any cause of action pertaining to Funds in which the Named Plaintiffs do not own shares, arguing that Named Plaintiffs have no standing to assert those claims. (Id. at 5-7.)

## II. DISCUSSION

### A. Legal Standard

In deciding a Rule 12(b)(6) motion, the Court must read the complaint generously, accepting as true all factual allegations therein and drawing all reasonable inferences in favor of the plaintiff. Bolt Elec., Inc. v. City of New York, 53 F.3d 465, 469 (2d Cir. 1995); Mills v. Polar Molecule Corp., 12 F.3d 1170, 1174 (2d Cir. 1993). Dismissal is only proper when it "appears beyond doubt that plaintiff can prove no set of facts in support of his claim which would entitle him to relief." Chance v. Armstrong, 143 F.3d 698, 701 (2d Cir. 1998) (quoting Conley v. Gibson, 355 U.S. 41, 45-46 (1957)).

Because a Rule 12(b)(6) motion is used to assess the legal feasibility of a complaint, a court should not "assay the weight of the evidence which might be offered in support thereof."

Geisler v. Petrocelli, 616 F.2d 636, 639 (2d Cir. 1980). Rather, consideration of a Rule 12(b)(6) motion is limited to the factual allegations in the complaint, documents attached to the complaint as exhibits or incorporated in it by reference, to matters of which judicial notice may be taken, or to documents either in plaintiff's possession or of which plaintiff had knowledge and relied on in bringing suit. Brass v. American Film Technologies, Inc., 987 F.2d 142, 150 (2d Cir. 1993) (citing Cortec Indus., Inc. v. Sum Holding L.P., 949 F.2d 42, 47-48 (2d Cir. 1991)).

B. Standing

As an initial matter, Defendants argue that the Named Plaintiffs have no standing to assert claims on behalf of putative class members who own shares in Funds in which Named Plaintiffs do not own shares. It is unclear whether dismissal for lack of standing is raised properly in a Rule 12(b)(1) or Rule 12(b)(6) motion. See Thompson v. County of Franklin, 15 F.3d 245, 247 (2d Cir. 1994) (noting that district courts in this circuit have dismissed for lack of standing under both Rule 12(b)(1) and Rule 12(b)(6)); Rent Stabilization Ass'n of New York v. Dinkins, 5 F.3d 591, 594 (2d Cir. 1993) (same). Regardless, a district court must "accept all material allegations of the complaint, and must construe the complaint in favor of the complaining party." Thompson, 15 F.3d at 249 (quoting Warth v. Seldin, 422 U.S. 490, 501 (1975)).

However, as the Supreme Court has noted, the Article III standing "inquiry involves both constitutional limitations on federal court jurisdiction and prudential limitations on its exercise", Warth, 422 U.S. at 498, and essentially is "a jurisdictional prerequisite to a federal court's deliberations." Hodel v. Irving, 481 U.S. 704, 711 (1987). Thus, standing, "like other jurisdictional inquiries, 'cannot be inferred argumentatively from averments in the pleadings, . . . but rather must appear affirmatively in the record . . .,'" so that, on a motion to dismiss, "it is the burden of the party [asserting standing to sue] . . . clearly to allege facts demonstrating that he is a proper party to invoke judicial resolution of the dispute.'" Thompson, 15 F.3d at 249 (quoting FW/PBS, Inc. v. City of Dallas, 493 U.S. 215, 231 (1990). Moreover, when analyzing a standing question under Rule 12(b)(1) or 12(b)(6), "'it is within the district court's power to allow . . . the plaintiff to supply, by amendment to the complaint or affidavits, further particularized allegations of fact deemed supportive of plaintiff's standing.'" Thompson, 15 F.3d at 249 (quoting Warth, 422 U.S. at 518; see also First Capital Asset Mgmt. V. Bricklebush, Inc., 218 F. Supp. 2d 369, 377-78 (S.D.N.Y. 2002) ("the district court is authorized to consider matters outside the pleadings and to make findings of fact when necessary.") (citing Thompson), aff'd, 385 F.3d 159 (2d Cir. 2004).

Standing requirements are borne from Article III of the Constitution which authorizes the judicial branch to preside only over "cases" and "controversies". U.S. Const. Art. III. See DaimlerChrysler Corp. v. Cuno, 126 S. Ct. 1854, 1856 (2006). When a litigant suffers no personal injury fairly traceable to the defendant's unlawful conduct, the alleged circumstances do not give rise to an Article III case or controversy. DaimlerChrysler Corp., 126 S. Ct. at 1856 (2006); Allen v. Wright, 468 U.S. 737, 751 (1984). Article III "[s]tanding doctrine embraces several judicially self-imposed limits on the exercise of federal jurisdiction, such as the general prohibition on a litigant's raising another person's legal right . . . ." Allen, 468 U.S. at 751; see also Elk Grove Unified Sch. Dist. v. Newdow, 542 U.S. 1, 2 (2004) (quoting Allen, 468 U.S. at 751) ("The Court's prudential standing jurisprudence encompasses, inter alia, 'the general prohibition on a litigant's raising another person's legal rights' . . . .").

Courts in this District have not applied Article III standing jurisprudence uniformly in the context of securities class actions. Some courts have ruled that named plaintiffs have no standing to sue on behalf of unnamed putative class members who hold shares in funds in which the named plaintiffs do not hold shares. See, e.g., Salomon Smith Barney Mutual Fund Fees Litigation, 441 F. Supp. 2d 579, 605-08 (S.D.N.Y. 2006); In re AllianceBernstein Mutual Fund Excessive Fee Litigation, 04 Civ. 4885 2005 U.S. Dist. LEXIS 24263 (S.D.N.Y. Oct. 19, 2005), vacated on reconsideration on other grounds by, 2006 U.S. Dist. LEXIS 939 (S.D.N.Y., Jan. 11, 2006). According to these courts, standing analysis generally precedes the question of class certification. See In re Salomon Smith Barney Mutual Fund Fees Litigation, 441 F. Supp. 2d at 605 (2006) (quoting 7AA Charles A. Wright, et al., Federal Practice and Procedure § 1785.1, at 388-89 (3d ed. 2005).) See also Steel Company v. Citizens for a Better Environment, 523 U.S. 83, 101 (1998) (concluding that standing analysis is an "antecedent question" which is "inflexible and without exception"). In line with AllianceBernstein and Salomon Smith Barney, the Supreme Court has observed:

> That a suit may be a class action . . . adds nothing to the question of standing, for even named plaintiffs who represent a class must allege that they personally have been injured, not that injury has been suffered by other, unidentified members of the class to which they belong and which they purport to represent.

Lewis v. Casey, 518 U.S. 343, 357 (1996) (quoted in In re

AllianceBernstein Mutual Fund Excessive Fee Litigation, 2005 U.S. Dist. LEXIS 24263, at *33-34.) In applying this case law to Section 36(b) class actions, AllianceBernstein and Salomon Smith Barney concluded that plaintiffs who owned shares in one fund did not have Article III standing to assert claims on behalf of shareholders of other funds.[13]

Other courts in this district have ruled that the question of whether a named plaintiff has standing to assert claims on behalf of shareholders of other funds is one of Rule 23 typicality, not one of Article III standing. See, e.g., In re Dreyfus Aggressive Growth Mutual Fund Litigation, 98 Civ. 4318, 2000 U.S. Dist. LEXIS 13469, at *8 (S.D.N.Y. 2000) ("Courts have

[13] AllianceBernstein and Salomon Smith Barney did, however, observe that the Article III standing analysis need not always precede class certification. In Ortiz v. Fibreboard Corporation, for example, the Supreme Court considered class certification before addressing the unnamed class members' standing. See Ortiz, 527 U.S. 815, 831 (1999) (cited in AllianceBernstein, 2005 U.S. LEXIS 24263, at *34-36). According to Ortiz, the class certification issue was "logically antecedent" to the question of whether unnamed class members had standing because a class not certified is a class without unnamed members to assert standing in the first instance. Id. See also Amchem Products, Inc. v. Windsor, 521 U.S. 591, 613 (1997) (deciding class certification issue before adjudicating Article III standing issues, but cautioning that a pre-standing analysis of class certification shall be "mindful that Rule 23's requirements must be interpreted in keeping with Article III constraints, and with the Rules Enabling Act, [28 U.S.C. § 2072(b)] which instructs that rules of procedure, 'shall not abridge, enlarge or modify any substantive right.'").

not addressed this concern vis a vis the doctrine of standing, but rather have examined such concerns pursuant to Rule 23(a)(3)'s typicality requirement."). According to this line of case law, when lead plaintiffs allege that defendants injured them, a case or controversy has arisen which affords them Article III standing. The question is whether the representative plaintiffs' alleged injuries are - along with the other Rule 23 class action criteria - typical of the other class members' alleged injuries. But cf. Ortiz, 527 U.S. at 831 (noting that even when class certification is "logically antecedent" to Article III standing considerations, class certification is a question of "statutory" standing rather than Article III standing).

The security purchasers who were the named plaintiffs in Dreyfus brought statutory fraud claims, alleging that registration statements and prospectuses they received contained false information. Dreyfus, 2000 U.S. Dist. LEXIS 13469, at *3-4. Dreyfus certified the class even though the named plaintiffs did not own shares in all the funds being sued. The court reasoned that the named shareholders' fraud claims were typical of the putative class members' fraud claims where, inter alia, the registration statements and prospectuses contained "nearly identical false representations". Id. at *8-9 ("Courts have repeatedly held that . . . class representatives need not have invested in each security so long as the plaintiffs have alleged a single course of wrongful conduct with regard to each security.").

This Court need not determine whether it should resolve this issue according to the constitutional limitations on standing or according to the typicality prerequisite for class actions. As to the Funds in which Named Plaintiffs own no shares, Named Plaintiffs' suit fails either way. If the question is one of Article III standing, Named Plaintiffs do not allege any personal injury stemming from actions taken by Defendants with regard to the other Funds. In other words, there is no case or controversy between Named Plaintiffs and Defendants as to the fees charged to Funds in which Named Plaintiffs own no shares. Cf. Salomon Smith Barney, 441 F. Supp. 2d at 607 ("With regard to the sixty-eight funds of which Plaintiffs own no shares, Plaintiffs do not have standing to assert any claims because Plaintiffs cannot satisfy the standing requirements."). See also AllianceBernstein, 2005 U.S. Dist. LEXIS 24263, at *36 ("Turning to the issue of standing, Plaintiffs may not pursue Section 36(b) claims on behalf of the Funds in which they do not own shares.").

This Court's result does not change if the question is one of typicality. The typicality requirement is satisfied when the claims of the proposed lead plaintiff "arise from the same conduct from which the other class members' claims and injuries arise." In re Oxford Health Plans, 182 F.R.D. 42, 50 (S.D.N.Y. 1998) (citing In re Drexel Burnham Lambert Group, Inc., 960 F.2d 285, 291 (2d Cir. 1992)). This requirement "does not require that the factual background of [the lead plaintiff's] claim be identical to that of all class members; rather, it requires that the disputed issue of law or fact occupy essentially the same degree of centrality to the [lead plaintiff's] claim as to that of other members of the proposed class." Caridad v. Metro-North Commuter Railroad, 191 F.3d 283, 293 (2d Cir. 1999) (internal quotations and citations omitted).

According to the Complaint, the expense ratios differed from Fund to Fund, as did the net asset values per share. Plaintiffs failure to allege that their fees were assessed in any way other than on a Fund-by-Fund basis means that Defendants' alleged conduct which gave rise to Plaintiffs' injuries differed across Funds. Cf. Batra v. Investors Research Corp., 89 Civ. 0528, 1991 U.S. Dist. LEXIS 14773 (W.D. Mo. 1991) (cited in AllianceBernstein, 2005 U.S. Dist. LEXIS 24263, at *37) (concluding that the plaintiffs had standing to sue the directors of funds in which they did not own shares, in large part, because management fees were assessed at the investment company level, rather than the portfolio level). In fact, some of Plaintiffs' allegations indicate that Defendants established a unique fee schedule for particular investors' portfolios. (See Compl. ¶¶ 67-68 (suggesting that institutional investors negotiated their fees at arm's length and paid fees that were lower than fees paid by other investors in the same Funds).) For these reasons, Named Plaintiffs' claims are not typical of the other putative class members' claims, and therefore cannot survive Rule 23 scrutiny.

Accordingly, any claims brought on behalf of shareholders in any Scudder Fund other than the Blue Chip Fund, the Limited-Duration Fund, or the Total Return Fund are hereby DISMISSED.

C. Section 36(b) Claim

(1) Direct vs. Derivative Claims

Count One is pursuant to Section 36(b) of the Investment Company Act.[14] Defendants move to dismiss on the ground that

[14] Section 36(b) reads in relevant part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought [pursuant to Section 36(b)] by the Commission, or by a security holder of such registered investment company on

Section 36(b) requires shareholders to sue derivatively, not directly, as Plaintiffs have done here.

"The derivative form of action permits an individual shareholder to bring suit to enforce a corporate cause of action against officers, directors, and third parties." Kamen v. Kempeh Financial Servs., Inc., 500 U.S. 90, 95 (1991) (emphasis supplied) (internal quotations omitted). A derivative action places in the hands of individual shareholders a means to protect the interests of the corporation "from the malfeasance of faithless directors and managers." Id. (internal quotations omitted) (citing Cohen v. Beneficial Loan Corp., 337 U.S. 541, 548 (1949)); see also Scalisi v. Fund Asset Management, L.P., 380 F.3d 133, 138 (2d Cir. 2004). See also Hawes v. Oakland, 104

---

> behalf of such company, against such investment adviser, or any affiliated person of such investment adviser, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning [an investment adviser's] compensation or payments, for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

15 U.S.C. § 80a-35(b). Persons enumerated in subsection (a) are any persons serving in a registered investment company "as officer, director, member of any advisory board, investment adviser, or depositor" or "as principal underwriter, if such registered company is an open-end company, unit investment trust, or face-amount certificate company." 15 U.S.C. § 80a-35(a).

U.S. 450, 460 (1882) (cited in Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 528 (1984)) (finding that a derivative suit is one "founded on a right of action existing in the corporation itself, and in which the corporation itself is the appropriate plaintiff.") As observed by the Supreme Court:

> One commentator has explained that 'the derivative suit may be viewed as the consolidation in equity of, on the one hand, a suit by the shareholder against the directors in their official capacity, seeking an affirmative order that they sue the alleged wrongdoers, and, on the other, a suit by the corporation against these wrongdoers.

Daily Income, 464 U.S. at 529 n.4 (citing Note, Demand on Directors and Shareholders as a Prerequisite to a Derivative Suit, 73 Harv. L. Rev. 746, 748 (1960)). See also Scalisi, 380 F.3d at 138 (quoting Druckerman v. Harbord, 22 N.Y.S.2d 595, 597 (N.Y. Sup. 1940)) ("A derivative action is 'based on two distinct wrongs: (1) the act whereby the corporation was caused to suffer damage, and (2) the act of the corporation in refusing to redress the said act.'").

A shareholder may seek direct relief, however, from a third party when the third party's wrong inflicts an injury on the shareholder's rights rather than the corporation. Dueren v. Credit Suisse First Boston Corp., 2003 WL 21767509, at *1 (S.D.N.Y. Jul. 31, 2003) (citing Vincel v. White Motor Corp., 521 F.3d 1113, 1118 (2d Cir. 1975); In re Granite Partners L.P., 194

B.R. 318, 325 (Bankr. S.D.N.Y. 1996). But where a corporation suffers an injury and the shareholders suffer solely through a diminution in the value of their stock, the claim belongs to the corporation. Vincel v. White Motor Corp., 521 F.2d 1113, 1118 (2d Cir. 1975).

Because the right against excessive fees being asserted here by Plaintiffs is one created by Congress, the Court must look to the language of the statute to determine whether the right was intended to benefit shareholders derivatively or directly. Section 36(b) provides in relevant part that "[a]n action may be brought . . . by the [SEC], or by a security holder of such registered investment company on behalf of such company".

Courts have found that Congress' intent in passing Section 36(b) cannot be ascertained easily from this language. In Daily Income, 464 U.S. 523, a shareholder brought suit against a mutual fund company pursuant to Section 36(b) without having made a pre-complaint demand on the company. The question on appeal was whether the shareholder should have made a demand of the company's board of directors pursuant to Rule 23.1 of the Federal Rules of Civil Procedure, which requires a shareholder to make a demand when they file a derivative suit to enforce a corporation's rights "which may properly be asserted by [such corporation]".[15] Daily Income concluded that the plaintiff was not required to make a demand on the corporation because Section 36(b) did not create a right "which may properly be asserted by the corporation". The Supreme Court reasoned that Congress intended to grant the right to file suit to the shareholders themselves. The Supreme Court cited the Congressional hearings for the Investment Company Act:

> [The Investment Company Institute] proposed an alternative to the SEC bill which would have provided that actions to enforce the reasonableness standard "be brought only by the company or a security holder thereof on its behalf". The version that the Senate finally passed, however, rejected the industry's suggestion that the investment company itself be expressly authorized to bring suit.
>
> . . . .
>
> In short, Congress rejected a proposal that would have expressly made the statutory standard concerning adviser fees enforceable by the investment company itself and adopted in its place

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[15] Rule 23.1 provides:

> In a derivative action brought by one or more shareholders or members to enforce a right of a corporation or of an unincorporated association, the corporation or association having failed to enforce a right which may properly be asserted by it, the complaint shall . . . . allege with particularity the efforts, if any, made by the plaintiff to obtain the action he desires from the directors or comparable authority . . . .

Fed. R. Civ. P. 23.1.

> a provision containing none of the indications in earlier drafts that the company could bring such a suit. This legislative history strongly suggests that, in adopting § 36(b), Congress did not intend to create an implied right of action in favor of an investment company.

Daily Income, 464 U.S. at 538-40 (internal citations omitted). Following Daily Income's logic to its endpoint, the Section 36(b) right would appear direct, not derivative. In other words, in light of Daily Income's description of a shareholder derivative suit as the consolidation of two suits - one of which is a suit brought by a corporation to enforce its rights, Daily Income's conclusion that Section 36(b) does not establish for corporations the authority to enforce its rights connotes that Section 36(b) does not meet both prongs of the "equitably consolidated" derivative suit, and that therefore Section 36(b) allows only direct suits.

But other considerations divine an intent by Congress to create a mechanism for derivative suits. The plain language of the statute which provides for actions "by a security holder . . . on behalf of such company", 15 U.S.C. § 80a-35(b), counsels as much. This language expresses a legislative intent to create a corporate right which may be asserted only by that corporation's shareholders, not by the corporation itself. Section 36(b) draws a distinction between the holder of the substantive right against unreasonable fees (the corporation) and the holder of the right to bring suit to enforce that substantive right (the shareholder). Indeed, the Daily Income Court explained that "[i]nstead of establishing a corporate action from which a shareholder's right to sue derivatively may be inferred, § 36(b) expressly provides only that the new corporate right it creates may be enforced by the [SEC] and security holders of the company." Daily Income, 464 U.S. at 535.

The Second Circuit, albeit in dicta, has confirmed this conclusion. See Olmstead v. Pruco Life Insurance Co. of New Jersey, 283 F.3d 429, 433 (2d Cir. 2002) (stating that Section 36(b) provides "a private right of derivative action for investors in regulated investment companies."). The few district courts that have considered this issue have followed suit. See, e.g., Salomon Smith Barney, 441 F. Supp. 2d at 597 (dismissing without prejudice investors' Section 36(b) action for failure to bring it derivatively); see also, e.g., In re Blackrock Mutual Funds Fee Litigation, 04 Civ. 164, 2006 U.S. Dist LEXIS 13846, at *30-31 (W.D. Pa. 2006) ("Section 36(b) clearly provides for a private right to bring a derivative action, not a private right to bring a direct action, and thus plaintiffs' 36(b) claim is improperly pled as a direct claim of a security holder.").

While the case law is not uniform on this point[16], this Court holds that the text of the statute, together with dicta in Daily Income and the Second Circuit's language in Olmstead, requires a ruling that Section 36(b) provides for derivative, not direct, suits. Accordingly, Defendants' motion to dismiss the Complaint for Plaintiffs' failure to bring it as a derivative action is GRANTED.[17]

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[16] Congress' elusive intent was laid bare in Kamen, where the Supreme Court, citing Daily Income, suggested that Section 36(b) actions may be both direct and derivative:

> This legislative background informed our conclusion in [Daily Income] that a shareholder action "on behalf of" the company under § 36(b) is direct rather than derivative and can therefore be maintained without any precomplaint demand on the directors. Under these circumstances, it can hardly be maintained that a shareholder's exercise of his state-created prerogative to initiate a derivative suit without the consent of the directors frustrates the broader policy objectives of the [Investment Company Act].

Kamen, 500 U.S. at 108 (vacating the dismissal of a complaint pursuant to Section 20(a) of the Investment Company Act because the trial court incorrectly applied federal common law requirements on demand futility, rather than state substantive requirements). Cf. also Salomon Smith Barney, 441 F. Supp. 2d at 597 (noting Section 36(b)'s "hybrid" and "unique" nature, and observing that few courts have considered or analyzed whether a Section 36(b) claim must be pled directly or derivatively).

[17] Even if this Court were to hold that Section 36(b) permits direct actions, Plaintiffs would not be able to cure the other infirmities in their Section 36(b) claim addressed infra; in particular, Plaintiffs have not alleged fees which are excessive.

(2) Leave to Amend Section 36(b) Claim Would Be Futile

Even when a complaint has been dismissed, permission to amend it "shall be freely given when justice so requires." Fed. R. Civ. P. 15(a). "While it is the usual practice upon granting a motion to dismiss to allow leave to replead," Cohen v. Citibank, No. 95 Civ 4826, 1997 WL 883789, at *2 (S.D.N.Y. Feb. 28, 1997), a court may dismiss without leave to amend when amendment would be futile. Oneida Indian Nation of New York v. City of Sherrill, 337 F.3d 139, 168 (2d Cir. 2003) (citing Forman v. Davis, 371 U.S. 178, 182 (1962)). Granting Plaintiffs leave to amend their Section 36(b) claim so that they may assert that claim derivatively would be futile because the Complaint is infirm for other reasons. Specifically, Plaintiffs have not alleged that Defendants' fees violated Section 36(b).

A fee violates Section 36(b) if it "is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt., Inc. 694 F.2d 923, 928 (2d Cir. 1982) (quoted in In re Eaton Vance Mutual Funds Fee Litigation, 380 F. Supp. 2d 222, 236 (S.D.N.Y. 2005)). See also Amron v. Morgan Stanley Inv. Advisors, Inc., 464 F.3d 338, 340 (2d Cir. 2006) (quoting same); Krinsk v. Fund Asset Mgmt, Inc., 875 F.2d 404, 409 (2d Cir. 1989) (same). Gartenberg set forth six indicia for courts to examine when determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered: (a) the nature and quality of services provided to fund shareholders; (b) the profitability of the fund to the adviser-manager; (c) fall-out benefits; (d) the extent to which any economies of scale were passed on to the investors; (e) fee structures charged to other similar funds; and (f) the independence and conscientiousness of the trustees. 693 F.2d at 828. See also Amron, 464 F.3d at 340-41 (applying Gartenberg factors); Eaton Vance, 380 F. Supp. 2d at 237 (same).

(a) Nature and Quality of the Services Provided

Plaintiffs allege that the nature and quality of Defendants' services deteriorated during the management overhaul which followed Deutsche Bank's acquisition of Scudder Investments in 2002. (Compl. ¶ 37.) Planitiffs list five high-level employees who allegedly departed from the Scudder complex after the acquisition (Compl. ¶ 31), and then argue that many of the Funds were left to be "helmed by skippers who lack[ed] experience" (Compl. ¶ 34).

Allegations that experienced employees have quit their jobs do not establish sufficiently that the actual quality of the investors' services deteriorated. Less experienced employees may be ill-equipped to navigate the investment industry, or they may bring a fresher voice to it. Plaintiffs do not specify either way. Nor do Plaintiffs allege sufficiently that the Funds' fiscal performance degenerated during the statute of limitations period[18], or that it even degenerated at all. Instead, Plaintiffs merely state that the performance of all the Funds lagged behind two other mutual fund complexes. (Compl. ¶ 33.) They do not allege how the Funds' performance ranked among all similar fund complexes, nor do they allege that the performance of the particular Funds in which Named Plaintiffs hold shares degenerated. In fact, Plaintiffs allege that from May 1, 2002 through May 31, 2004, "the overall performance" of the total complex of 308 Scudder Funds "was up an annualized 4.95%". (Compl. ¶ 33.) For these reasons, Plaintiffs have not alleged sufficiently that the nature and quality of Defendants' services deteriorated, or that their fees were disproportionate to the services they rendered.

[18] According to the statute, "[n]o award of damages shall be recoverable for any time period prior to one year before the action was instituted." 15 U.S.C. § 80a-35(b)(3).

(b) <u>Profitability to the Defendants and Fall-Out Benefits</u>

<u>Gartenberg</u>'s second and third prongs require courts to examine the profitability of the mutual fund to the adviser-managers, as well as fall-out benefits reaped by the investment advisers and distributors. 694 F.2d at 928. Plaintiffs allege three ways in which Defendants profited from fall-out benefits: (1) Defendants allegedly used fee monies to recoup soft-dollar payments they made to brokers for services traditionally provided by investment advisers; (2) Defendants allegedly used fee monies to recoup payments made to brokers pursuant to their revenue-sharing arrangements; and (3) Defendants allegedly charged the same administrative fees to the Funds twice, each time under different agreements.

Plaintiffs' argument that Defendants used portions of the fees as 'kickback' compensation for soft-dollar and revenue-sharing payments (the first and second alleged fall-out benefits) does not refer to the amount of fees charged but to the fees' propriety. Section 36(b) permits actions where fees are disproportionately large, not where fees merely are applied improperly. The allegations in this case are on all fours with <u>Eaton Vance</u>, which concluded:

> Here, the plaintiffs do not allege any facts that would demonstrate that the compensation paid to

> the defendants was disproportionate to the services rendered. Instead, [the plaintiff's Section 36(b) claim] states only that the defendants improperly charged certain distribution fees . . . . The allegations that the defendants authorized improper 12b-1 fees, soft dollar payments, and commissions to brokers are insufficient to allege a claim under 36(b), which addresses only the negotiation and enforcement of payment arrangements between investment advisers and funds, not whether investment advisers acted improperly in the use of the funds.

Eaton Vance, 380 F. Supp. 2d at 237, aff'd on appeal by, Bellikoff v. Eaton Vance Corp., 481 F.3d 110, 118 (2d Cir. 2007). See also In re Evergreen Mutual Funds Fee Litigation, 423 F. Supp. 2d 249, 259 (S.D.N.Y. Mar. 24, 2006) (finding that allegations of kickbacks for soft-dollar payments and revenue-sharing arrangements were only allegations that "the fees at issue were used improperly, and not that the fees themselves were excessive"); In re Goldman Sachs Mutual Funds Fee Litigation, 04 Civ. 2567, 2006 U.S. Dist. LEXIS 1542, at *37 (S.D.N.Y. Jan. 17, 2006) ("[P]laintiffs' allegations of 'kickbacks' do not constitute support for their allegations of excessive Rule 12b-1 fees. Plaintiffs essentially argue that the fees were excessive because they were improper."); In re Davis Selected Mutual Funds Litigation, 04 Civ. 4186, 2005 U.S. Dist. LEXIS 23203, at *9, (S.D.N.Y. Oct. 11, 2005) (finding same). One court analogously held that "slush funds to bribe brokers for the benefit of" investment advisers are not "excessive per se". See, e.g., In re Oppenheimer Funds Fees Litigation, 04 Civ. 7022, 426 F. Supp. 2d 157, 158 (S.D.N.Y. 2006). These cases all stand for the proposition that the Section 36(b) test is "basically an economic one". Id. As in these cases, Defendants' alleged kickbacks here pertain only to the propriety of the fees.

Plaintiffs' alternative argument that the ultimate result of the alleged kickbacks was an excessive fees is unavailing. Specifically, Plaintiffs contend that Defendants should have decreased their fees when they instituted the revenue-sharing and soft-dollar agreements because those agreements outsourced to brokers tasks which Defendants otherwise would have administered and paid for themselves. (Compl. ¶¶ 46, 59.) Plaintiffs argue that the investors paid "something for nothing". (Pls.' Mem. at 4.) But Plaintiffs' argument misconstrues the facts. The decision by Defendants to compensate brokers with fee monies is not a decision to charge more fees; it is a decision to apply the fees in a certain way. Plaintiffs' question, because it pertains to the propriety of the fees, is not one which Section 36(b) authorizes this Court to resolve.

Plaintiffs' argument that Defendants' allegedly duplicative fees are excessive (third alleged fall-out benefit) also fails. Plaintiff offers an excerpt from an agreement in which the Blue

Chip Fund agreed to pay Scudder Distributors according to a set schedule of administrative fees, as well as an excerpt from an agreement between the Blue Chip Fund and Scudder Investments stating that Scudder Investments "shall provide or procure all organizational, administrative and other services reasonably necessary for the operation of the Series . . . ." (Compl. ¶¶ 78-80.) Plaintiffs then argue that the language of these two contracts demonstrates how the Funds were charged twice for administrative services. (Id.)

The contract language does not corroborate Plaintiffs' view. Plaintiffs do not allege specifically that the agreement with Scudder Investments actually provided for the payment of administrative fees, but only that Scudder Investments would provide administrative services. Nor is there any allegation specifying how the administrative services furnished by Scudder Investments and the administrative services furnished by Scudder Distributors were identical.

To be sure, Plaintiffs have enumerated the total amount of administrative fees charged to the Total Return Fund: In 2000, the Fund allegedly was charged administrative fees totaling $3,826,613.00; in 2001, Plaintiffs allege that the Fund's administrative fees amounted to $2,993,793.00; and in 2002, the administrative fees allegedly were $6,596,452.00. But not only are these fees not compared to administrative fees charged to similar non-Scudder mutual funds, but the administrative fee totals also do not fall within the one-year statute of limitations period.[19] For these reasons, Plaintiffs' argument that Defendants' alleged fall-out benefits generated excessive fees is without merit.

(c) Economies of Scale

Plaintiffs also do not satisfy the fourth Gartenberg prong. That prong addresses whether Defendants benefitted from economies of scale but failed to pass on those benefits to investors. The Complaint alleges only generally that Defendants "failed to pass on the economies of scale they were realizing as the Funds grew". (Compl. ¶ 72.) This allegation is infirm for two reasons. First, Plaintiffs do not explain how, but merely presume that, economies of scale were achieved. "Plaintiffs in prior cases have argued in substance that since a fund increased dramatically in size, economies of scale must have been realized. The courts reject this argument." Kalish v. Franklin Advisers, Inc., 742 F. Supp. 1222, 1238 (S.D.N.Y. 1990), cited in Goldman Sachs, 2006

[19] The one-year statute of limitations requires Plaintiffs' claims to have accrued no earlier than March 10, 2003, which is one year prior to the filing of the first pleading in this action.

U.S. Dist. LEXIS 1542, at *34. In Goldman Sachs, the court rejected Plaintiffs' Section 36(b) claim in part because the presumption that a fund's increased size led to economies of scale was unsupported. Id.

Second, Plaintiffs neglect to specify how any purported economies of scale were not passed on to the investors. "Mere assertions that fees increased with the size of the Funds are not enough to establish that the benefits from economies of scale were not passed on to investors." Goldman Sachs, 2006 U.S. Dist. LEXIS 1542, *34.

Any specific allegations made in the Complaint about economies of scale pertain either to Funds in which Named Plaintiffs do not own shares or to time periods outside the statute of limitations. For example, Plaintiffs allege that the net asset value per share of the Scudder Growth & Income Fund (Class A shares) decreased while the total assets of the Fund increased (Compl. ¶ 72), but none of the Named Plaintiffs own shares in the Growth & Income Fund. Plaintiffs also allege that the Funds' expense ratio increased from 1989 to 2004, even when the Funds' assets increased over that same time period. Not only is this allegation not specific to Named Plaintiffs' Funds, but it also pertains to a fifteen-year time span far outside the bounds of the statute of limitations.

Plaintiffs' argument that statistics from other years provide a necessary context to the relevant fee allegations is without merit. As stated in <u>AllianceBernstein</u>:

> Though it may be possible in certain circumstances to demonstrate the existence of excessive fees by using statistical trends that do not fall squarely within the applicable one-year time period, the Investment Adviser Defendants are correct in asserting that this approach weakens Plaintiffs' economies of scale argument considerably.

2006 U.S. Dist. LEXIS 939, at *6-7. <u>AllianceBernstein</u> further observed that Section 36(b)'s legislative history, when compared with Section 36(a) which fashions a five-year statute of limitations, evinces a Congressional intent to "sharply limit recovery under Section 36(b) . . . [and] to create a limited mechanism with which to test and rectify advisory fees in the mutual fund industry." <u>Id.</u> at *7 n.3.

To be sure, Plaintiffs allege that the Total Return Fund's 2003 Prospectus "increased the basis points each class would pay" and further stated that an effect of that arrangement would be "'to make each Fund's future expense ratio more predictable. However, the Funds will not benefit from economies of scale derived from increase in assets.'" (Compl. ¶ 76.) Plaintiffs characterize this as an admission by Defendants that they did not transfer to investors any benefits from economies of scale. However, this excerpt reasonably may be interpreted to mean that economies of scale would not be achieved by Defendants in the first instance. But even assuming arguendo that the Prospectus was intended to caution the Fund's investors that economies of scale would not be passed on to them, the Prospectus further advised that the investors would reap other benefits from Defendants' basis points schedule, namely, future expense ratios would be more predictable. The Prospectus advised investors that the Defendants were replacing one investor benefit with another. If the investors were not happy with this reasonable arrangement, they were notified of it in the Prospectus and they could have taken their monies elsewhere.

Accordingly, Plaintiffs' economies of scale allegations cannot defeat Defendants' Motion to Dismiss.

(d) Fees Charged to Similar Funds

Plaintiffs' allegations about the Scudder Funds' fees' having exceeded the fees charged to non-Scudder funds are non-specific and not relevant. Plaintiffs compare the expense ratios of the Named Plaintiffs' Funds to the expense ratios of funds deemed by Morningstar to be most similar to Named Plaintiffs' Funds. Plaintiffs also compare the Named Plaintiffs' expense ratios to the expense ratios of similar funds recommended by Morningstar. (Compl. ¶¶ 63-65.) But Plaintiffs neglect to compare Named Plaintiffs' Funds to more than four - and, in four of the six sets of comparisons, no more than two - other funds. Plaintiffs also do not allege how the Scudder Funds' expense ratios rank among all of their peer mutual funds.

The spread of expense ratios alleged by Plaintiffs further militates against any finding that the Scudder Funds' expense ratios were disproportionately large. For example, the Scudder Blue Chip Fund expense ratio allegedly was 1.13%, whereas the expense ratios for the three similar funds recommended by Morningstar were 0.92%, 0.46%, and 0.18%. (Compl. ¶ 63.) The difference between any two of the three funds' expense ratios is greater than the difference between the Blue Chip Fund expense ratio and the highest of the other three. Moreover, the spread of expense ratios among the three recommended funds is too wide to permit an inference that the Blue Chip Fund's expense ratio, which is minimally larger than the largest of the recommended funds' expense ratios, is "disproportionately large" or excessive. It is also worth noting that the three recommended funds' expense ratios are precisely that: expense ratios of "recommended" funds. That the mutual funds most highly recommended by Morningstar have uniquely desirable expense ratios is not surprising. Cf. Amron v. Morgan Stanley Inv. Advisors, Inc., 464 F.3d 338, 345 (2d Cir. 2006) (concluding that an allegation that defendants' fund's expense ratio was 1.67% while the industry mean was 1.51% was insufficient, and "conveniently ommitt[ed] where the [Defendant's fund's] ratio falls on the distribution of fees."). Amron further observed that because competition between funds does not necessarily imply the existence of competition between advisor-managers for fund business, "comparisons of fee structures are of limited value in assessing whether the fees charged by any given fund are excessive." Amron, 464 F.3d at 345 (citing Gartenberg, 694 F.2d at 929). Accordingly, Plaintiffs' comparisons to other mutual funds do not advance their claim.

(e) Independence and Conscientiousness of the Trustees

Plaintiffs allege that the Funds' Trustees lacked an independent consciousness which would have protected the investors' interests. They name at least two Trustees who allegedly were employees for Defendants. Plaintiffs infer that those Trustees may have been compelled to elevate fees for Defendants' benefit, rather than establish fees which would address adequately the investors' interests in attaining high net asset values per share. (Compl. ¶ 90.) However, in light of Plaintiffs' failure elsewhere to allege that Defendants' fees were so disproportionately large that they could not have been the fruit of an arm's-length negotiation, any suggestion that the Funds' Trustees actually did adhere to improper interests is without support.

(f) Fee Structure Generally

To be sure, at least one district court has held that on a motion to dismiss, Section 36(b) plaintiffs need not assert allegations supporting each of the six Gartenberg factors. Rather, alleged facts which, if true, would support generally a claim that the Defendants' fees were excessive may be sufficient. See Evergreen, 423 F. Supp. 2d at 258.

Plaintiffs have made no such allegations. True, they allege that net assets in the Funds increased from $15.3 billion in 1989 to $55.6 billion in 2004, whereas the expense ratio increased from 0.73 in 1989 to 1.03 in 2004. (Compl. ¶ 73.) But not only, as noted supra, do these statistics apply to all of the Scudder Funds and to years outside the statute of limitations period, they also do not differ quantitatively from statistics in other cases where investors' Section 36(b) actions were dismissed. See, e.g., Goldman Sachs, 2006 U.S. Dist. LEXIS 1542, at *10 (dismissing Section 36(b) claim where net assets of mutual fund complex increased over four years from $92.2 million to $146.8 million, but the net asset value per share in the funds decreased over that same period from $12.52 to $7.79); Eaton Vance, 380 F. Supp. 2d at 227-28 (dismissing Section 36(b) claim where mutual fund's net assets increased over approximately five years from $418 million to $985 million, but the net asset value per share decreased over the same period from $12.33 per share to $9.36 per share).

Accordingly, granting Plaintiffs leave to amend their Section 36(b) claim so that they could plead the cause of action derivatively would be futile. Plaintiffs' Section 36(b) claim is hereby DISMISSED.

D. Section 48(a) Claim

Plaintiffs also have asserted a claim pursuant to Section 48(a) of the Investment Company Act against Defendant Deutsche Bank. Section 48(a) provides that:

> It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this subchapter or any rule, regulation, or order thereunder.

15 U.S.C. § 80a-47(a). Plaintiffs' argument is that Deutsche Bank, as the parent corporation of the other Defendants, caused the other Defendants to violate another "provision of this subchapter", namely Section 36(b).

It is well-settled that Congress did not create a private right of action when it enacted Section 48(a). See, e.g., Bellikoff, 481 F.3d at 116-17; Goldman Sachs, 2006 U.S. Dist. LEXIS 1542, at *39 n.29; Davis, 2005 U.S. Dist. LEXIS 23203, at *9. Plaintiffs' effort to bring a private action pursuant to Section 48(a) is improper. Even were a private right of action afforded by Section 48(a), Plaintiffs' failure to allege any underlying violation of Section 36(b) means that Deutsche Bank could not have acted as the "control person" in any decision to commit a 36(b) violation. Accordingly, Plaintiffs' Section 48(a) claim is hereby DISMISSED.

As stated supra, even when a claim has been dismissed, permission to amend it "shall be freely given when justice so requires." Fed. R. Civ. P. 15(a). However, granting Plaintiffs leave to amend their Section 48(a) claim would be futile because the law simply does not permit private claims under Section 48(a).

## III. CONCLUSION

For the reasons stated above, Defendants' Motion to Dismiss the Consolidated Amended Complaint is hereby GRANTED. The Consolidated Amended Complaint is hereby DISMISSED, and the Clerk of Court is directed to CLOSE the dockets for each of the underlying related matters (No. 04 Civ. 3501 (DAB) & No. 04 Civ. 3637 (DAB)), as well as the docket for this consolidated matter (No. 04 Civ. 1921 (DAB)).

SO ORDERED.

DATED: New York, New York
August 14, 2007

Deborah A. Batts
Deborah A. Batts
United States District Judge

## Anthony Zaccaria

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**Subject:** Activity in Case 4:04-cv-02587 Boyce v. AIM Management Group, et al Document

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**U.S. District Court**

**SOUTHERN DISTRICT OF TEXAS**

## Iotice of Electronic Filing

'he following transaction was entered by Kelley, Charles on 8/21/2007 at 2:21 PM CDT and filed on 8/21/2007

**Case Name:** Boyce v. AIM Management Group, et al
**Case Number:** 4:04-cv-2587
**Filer:** AIM Advisors Inc
AIM Management Group Inc
INVESCO Funds Group Inc
AIM Distributors Inc
Invesco Distributors Inc
**Document Number:** 88

**Docket Text:**
*Defense Counsel's Letter to the Court Supplementing Legal Authority of Motion to Dismiss* by AIM Management Group Inc, INVESCO Funds Group Inc, AIM Distributors Inc, Invesco Distributors Inc, AIM Advisors Inc, filed. Attachments: # (1) Exhibit In re Scudder Mutual Funds Fee Litigation, S.D.N.Y., Memorandum & Opinion (Aug. 14, 2007))(Kelley, Charles)

**4:04-cv-2587 Notice has been electronically mailed to:**

Gerald Bien-Willner jerryb@blbglaw.com, adam@blbglaw.com, jasonp@blbglaw.com, kayem@blbglaw.com, cristinas@blbglaw.com, marionp@blbglaw.com, matthewj@blbglaw.com

Thomas E Bilek teb@bileklaw.com, llockett@hb-legal.com

Carolyn Paige Courville ccourvil@susmangodfrey.com, jlewis@susmangodfrey.com

Paul D Flack pflack@nickenskeeton.com

Martin I Kaminsky mikaminsky@pollacklawfirm.com

Charles Stephen Kelley ckelley@mayerbrownrowe.com

Edward T McDermott etmcdermott@pollacklawfirm.com

Jacks C Nickens jnickens@nickenskeeton.com

Michael Kenan Oldham moldham@gibbs-bruns.com

Daniel A Pollack dapollack@pollacklawfirm.com

Stephen D Susman ssusman@susmangodfrey.com, ddefranco@susmangodfrey.com

Anthony Zaccaria azaccaria@pollacklawfirm.com

**1:04-cv-2587 Notice has not been electronically mailed to:**

Jerome M. Congress
Milberg Weiss & Bershad LLP
One Pennsylvania Plaza
New York, NY 10119

John Does 1-100

Robert Gans
Bernstein Litowitz Berger
12481 High Bluff Drive
Ste 300
San Diego, CA 92130

Kim E. Miller
Milberg Weiss Bershad & Schulman LLP
1 Pennsylvania Plaza
New York, NY 10119

Janine L. Pollack
Milberg Weiss & Bershad LLP
One Pennsylvania Plaza
New York, NY 10119

Michael R Reese
Milberg Weiss et al
One Pennsylvania Plz
New York, NY 10119-0165

Alan Schulman
Bernstein Litowitz et al
12481 High Bluff Dr
Ste 300
San Diego, CA 92130

Steven G Schulman
Milberg Weiss et al
One Pennsylvania Plaza
New York, NY 10119-0165

Marc A Topaz
Schiffrin & Barroway
280 King of Prussia Rd

END